UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SATSUMA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

Shinji Nitanda

Secretary

Satsuma Pharmaceuticals, Inc.

4819 Emperor Boulevard, Suite 340

Durham, NC 27703

(650) 410-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii

Ian B. Edvalson

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Telephone: (415)-947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 5, 2023. The Statement relates to the tender offer by SNBL23 Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated April 16, 2023, between the Company, the Purchaser and the Parent, to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company in exchange for (i) $0.91 per share in cash, without interest thereon and less any applicable withholding taxes, and (ii) one non-transferable contractual contingent value right per share (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on May 5, 2023, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

The Statement is hereby amended and supplemented as follows:

Item 8	Additional Information.

•	“Item 8. Additional Information.” of the Statement is hereby amended and supplemented by including the following subsection:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired at 12:00 A.M. (Eastern time) at the end of June 5, 2023 (the “Expiration Date”). American Stock Transfer & Trust Company, LLC, the depository for the Offer, has indicated that a total of 21,979,704 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 66.0618% of the fully-diluted capitalization of the Company as of the expiration of the Offer. In addition, Notices of Guaranteed Delivery have been delivered for 78,376 Shares, representing approximately 0.2356% of the fully-diluted capitalization of the Company as of the expiration of the Offer. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On June 8, 2023, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement. On such date, Purchaser and the Company effected the Merger in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than Shares held by the Company, any of its wholly owned subsidiaries, Parent or Purchaser, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted into the right to receive (i) $0.91 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes and (ii) one CVR per Share (which is the same amount per Share paid in the Offer) (the “Merger Consideration”).

Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the Nasdaq Global Market and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Satsuma Pharmaceuticals, Inc.

By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Secretary

Dated: June 8, 2023